UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with accounting principles generally accepted in the United States. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 14, 2015

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	December 31,
(in thousands)	2014	2013
Assets
Cash	$5,239	$6,393
Investments, at fair value	12,001,740	11,085,257
Receivables:
Notes receivable from participants	89,077	90,532
Participant contributions	12,163	11,834
Employer contributions	4,497	4,251
Amounts due from broker for securities sold	4,241	11,470

Total receivables	109,978	118,087

Total assets	12,116,957	11,209,737

Liabilities
Excess deferrals due to participants	76	90
Other liabilities	2,481	6,378

Total liabilities	2,557	6,468

Net assets reflecting investments, at fair value	12,114,400	11,203,269
Adjustment from fair value to contract value for fully benefit responsive contracts of the Galliard Stable Value Fund	(9,044)	(2,352)

Net assets available for benefits	$12,105,356	$11,200,917

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

(in thousands)

Additions
Interest, dividends and other income	$259,492
Net appreciation in fair values of investments	621,843

Total investment gains, net	881,335

Contributions:
Participants	514,641
Employer	138,282
Rollovers	72,525

Total contributions	725,448

Total additions, net	1,606,783

Deductions
Benefits paid to participants	702,001
Administrative expenses	343

Total deductions	702,344

Net increase	904,439
Net assets available for benefits at beginning of year	11,200,917

Net assets available for benefits at end of year	$12,105,356

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at a Company facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $17,500 of salary deferrals for the year ended December 31, 2014 ($23,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock,

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2014, Oracle used $4,464,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2014 and 2013 were $855,000 and $671,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participants’ accounts. Oracle, at its discretion, may choose to utilize available revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) to pay for reasonable expenses related to the administration of the Plan.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its fair value with the related adjustment amount to its contract value in the statements of net assets available for benefits at December 31, 2014 and 2013. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the stable value fund and common/collective trust funds are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2014, 2,609,383 units were outstanding with a value of $328.16 per unit. At December 31, 2013, 2,821,061 units were outstanding with a value of $276.01 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards (FASB) Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2014, net appreciation in fair values of investments totaled $622 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s managing committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2014			December 31, 2013
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$162,447	$—	$162,447	$127,475	$—	$127,475
Oracle Corporation and other common stock	1,732,274	—	1,732,274	1,363,636	—	1,363,636
Mutual funds	4,863,622	—	4,863,622	7,547,184	—	7,547,184
Common/collective trust funds and other	3,456	5,239,941	5,243,397	3,174	2,043,788	2,046,962

Total investments measured at fair value	$6,761,799	$5,239,941	$12,001,740	$9,041,469	$2,043,788	$11,085,257

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock and mutual funds that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust funds and separately-managed account fund investments that were classified as Level 2 in the table above are included in Note 4 below.

4. Composition and Valuation of Certain Plan Investments and Other Plan Investments Disclosures

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2014 (collectively, the Fidelity Commingled Funds) in order to provide broader investment options to participants. The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Investment Trust Company. The investment objective of the Fidelity Contrafund Commingled Pool is to provide capital appreciation over a market cycle relative to the S&P 500 Index or other suitable index, through the active management of equities with a focus on companies having strong long-term growth prospects. The investment objective of the Fidelity Growth Company Commingled Pool is to provide capital appreciation over a market cycle relative to the Russell 3000 Growth Index or other suitable growth index, through the active management of equities across a broad growth segment of the equity markets. The investment objective of the Fidelity Low-Priced Stock Commingled Pool is to provide capital appreciation over a market cycle relative to the Russell 2000 Index or a suitable small cap index, through the active management of equities with a focus on primarily higher-quality small and mid-sized companies with stable growth prospects and trading at valuations of less than $35 per share at the time of purchase.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

The trustee, Fidelity Management Trust Company, generally determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair value of the underlying investments is generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets. As the Fidelity Commingled Funds are not directly quoted in active markets, the values of the funds are classified as Level 2 in the fair value table presented in Note 3 above as of December 31, 2014.

Vanguard Target Retirement Trusts

The Plan held investments in Vanguard Target Retirement Trusts (Vanguard Trusts), which are more specifically defined in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2014, in order to provide broader investment options to participants. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.

The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table presented in Note 3 above as of December 31, 2014 and 2013.

Galliard Stable Value Fund

During the year ended December 31, 2014 and 2013, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds in the Plan’s name for the sole benefit of Plan participants, security-backed contracts and money market funds. Security-backed contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts.

The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

As of December 31, 2014 and 2013, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts were based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

The fair value of the Galliard Fund equals the total of the fair values of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual wrap fee, due to rebid, over the duration of the contract’s underlying assets less any liabilities. Fair values were determined by the trustees of the underlying common/collective trust funds using reported net asset value. Prices for securities held in the underlying portfolios of the Galliard Fund are primarily obtained from independent pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as the structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair values of the wrap contracts were determined by Galliard Capital Management, Inc. using a discounted cash flow model based upon market data and considering recent fee bids as determined by recognized dealers.

The Plan’s statements of net assets available for benefits include the fair value of the underlying assets and wrap contracts of the Galliard Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Galliard Fund were approximately 1.46% and 1.51% for the year ended December 31, 2014 and 2013, respectively. The average yields earned by the Plan for all investments held by the Galliard Fund based on the actual interest rates credited to participants were approximately 1.55% and 1.54% for the year ended December 31, 2014 and 2013, respectively.

Other Plan Investments Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013, were as follows:

	December 31,
(in thousands)	2014	2013
Fidelity Contrafund Commingled Pool	$1,335,459	$—
Vanguard Institutional Index Fund Institutional Plus Shares	$1,306,911	$1,125,318
Oracle Corporation Common Stock	$851,531	$774,630
Fidelity Growth Company Commingled Pool	$843,783	$—
Dodge & Cox Stock Fund	$822,214	$746,208
Fidelity Low-Priced Stock Commingled Pool	$628,280	$—
PIMCO Total Return Fund Institutional Class	$570,894	$603,294
Fidelity Contrafund - Class K	$—	$1,339,199
Fidelity Growth Company Fund - Class K	$—	$771,787
Fidelity Low-Priced Stock Fund - Class K	$—	$664,390

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

For the year ended December 31, 2014, the Plan’s investments, including investments purchased and sold, as well as held during the year, net appreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized Appreciation in Fair Values of Investments
Mutual funds	$127,774
Oracle Corporation and other common stock	173,162
Common/collective trust funds and other	320,907

$621,843

5. Income Tax Status

On April 3, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter was a correction to the determination letter issued on May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2014, the Plan made purchases of approximately $45,138,000 and sales of approximately $70,423,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $28,528,000 during the year ended December 31, 2014.

As noted in Note 1 above, Fidelity is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits, at fair value, per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2014	2013
Net assets available for benefits, at fair value, per the financial statements	$12,114,400	$11,203,269
Amounts allocated to withdrawing participants and other	(2,487)	(2,521)

Net assets available for benefits per the Form 5500	$12,111,913	$11,200,748

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2014

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$904,439	$2,092,335
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	5,541	(15,127)
Net change in amounts allocated to withdrawing participants and other	1,185	(1,918)

Net gains per the Form 5500	$911,165	$2,075,290

The fair value adjustment represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2014 and 2013, and the respective fair values of these contracts as reported in the respective Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2014 included approximately $76,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2015 through April 2015 to certain active participants. The excess deferral contributions, originally deducted in the year ended December 31, 2014, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2014.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Artisan Small Cap Value Fund Institutional Shares	12,079,631 shares	$171,652
	Dodge & Cox International Stock Fund	11,116,081 shares	468,098
	Dodge & Cox Stock Fund	4,544,127 shares	822,214
*	Fidelity Balanced Fund - Class K	17,365,595 shares	395,415
*	Fidelity Worldwide Fund	7,752,864 shares	172,889
	Lazard Emerging Markets Equity Fund Class Institutional	14,643,257 shares	251,718
	PIMCO Inflation Response Multi-Asset Fund Institutional	517,425 shares	4,465
	PIMCO Total Return Fund Institutional Class	53,554,766 shares	570,894
	Vanguard Extended Market Index Fund Institutional Plus Shares	1,666,312 shares	273,875
	Vanguard Institutional Index Fund Institutional Plus Shares	6,926,601 shares	1,306,911
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	21,435,122 shares	233,000
	Vanguard Total International Stock Index Fund Institutional Shares	782,000 shares	81,312

			4,752,443
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	486,827

	Oracle Corporation Common Stock Fund
*	Oracle Corporation Common Stock	18,935,541 shares	851,531
*	Fidelity Institutional Money Market Fund	5,313,967 shares	5,314

	Separately-managed Account Fund Investments:

	Artisan International Separate Account —
	Common Stock
	Actelion, Ltd	26,034 shares	3,019
	AIA Group, Ltd	1,426,878 shares	7,940
	Alibaba Group Holding, Ltd	6,565 shares	682
	Allianz SE	13,382 shares	2,224
	Ambev SA	64,851 shares	403
	Anheuser-Busch InBev N.V.	42,015 shares	4,772
	ASML Holding N.V.	69,598 shares	7,537
	Autoliv, Inc	3,291 shares	354
	Babcock International Group plc	72,505 shares	1,196
	Baidu, Inc	56,512 shares	12,883
	Bayer AG	67,477 shares	9,227
	Beiersdorf AG	34,502 shares	2,815
	Beijing Enterprises Holdings, Ltd	421,516 shares	3,305
	Bridgestone Corporation	7,826 shares	274
	BT Group plc	474,448 shares	2,969
	China Mobile, Ltd	348,725 shares	4,070
	Cognizant Technology Solutions Corporation	55,551 shares	2,925
	Covidien plc	83,590 shares	8,550
	Croda International plc	78,594 shares	3,261
	Deutsche Post AG	100,722 shares	3,296

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Diageo plc	7,576 shares	218
	Grifols S.A. (GRFS.US)	27,595 shares	938
	Grifols S.A. (GRF.SM)	31,527 shares	1,264
	Grupo Televisa, S.A.B.	193,513 shares	6,591
	IHI Corporation	1,042,475 shares	5,370
	Industrial and Commercial Bank of China, Ltd	2,311,090 shares	1,687
	Intercontinental Hotels Group plc	54,776 shares	2,215
	Johnson Matthey plc	93,170 shares	4,933
	Kawasaki Heavy Industries, Ltd	230,257 shares	1,063
	KDDI Corporation	53,313 shares	3,399
	Liberty Global plc (LBTYA)	81,227 shares	4,078
	Liberty Global plc (LBTYK)	134,926 shares	6,518
	Linde AG	40,087 shares	7,480
	LIXIL Group Corporation	90,433 shares	1,928
	Lloyds Banking Group plc	1,458,536 shares	1,724
	L’Oreal S.A.	10,109 shares	1,704
	LVMH Moet Hennessy Louis Vuitton SE	10,204 shares	1,633
	MTU Aero Engines AG	10,431 shares	911
	Nestle S.A.	84,003 shares	6,164
	NGK Insulators, Ltd	157,643 shares	3,282
	Novartis AG	2,475 shares	230
	Olympus Corporation	168,386 shares	6,003
	Ono Pharmaceutical Co, Ltd	12,459 shares	1,116
	Orange S.A.	147,811 shares	2,531
	Pernod Ricard S.A.	8,144 shares	909
	Ping An Insurance Group Company of China, Ltd	148,081 shares	1,509
	Prudential plc	117,441 shares	2,731
	Publicis Groupe S.A.	160 shares	12
	Roche Holding AG	22,632 shares	6,144
	Rockwool International A/S	2,823 shares	319
	Rolls-Royce Holdings plc	222,623 shares	3,019
	SABMiller plc	88,316 shares	4,626
	Saga plc	54,419 shares	132
	Sands China, Ltd	376,085 shares	1,850
	Schlumberger, Ltd	26,598 shares	2,272
	Schneider Electric SE	29,690 shares	2,177
	SoftBank Corporation	58,503 shares	3,522
	Swedbank AB	79,697 shares	1,999
	Syngenta AG	4,432 shares	1,427
	Telecom Italia S.p.A.	1,213,844 shares	1,295
	Telefonica S.A.	203,783 shares	2,939
	Telenet Group Holding N.V.	33,625 shares	1,889
	Tencent Holdings, Ltd	282,392 shares	4,097
	Toyota Motor Corporation	123,976 shares	7,823
	UCB S.A.	29,706 shares	2,272
	Unilever N.V.	59,252 shares	2,340
	Vinci S.A.	25,036 shares	1,379
	WPP plc	178,244 shares	3,737
	Zodiac Aerospace	115,522 shares	3,901
	Zurich Insurance Group AG	7,243 shares	2,271

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Participating Certificate
	Ryanair Holdings plc	175,153 shares	2,078

	Preferred Stock
	Henkel AG & Co KGaA	27,140 shares	2,937

			226,288

	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	6,465,093 shares	158,858
	Wells Fargo Fixed Income Fund F	23,615,282 shares	319,039
	Wells Fargo Fixed Income Fund N	7,233,518 shares	82,430
	Wells Fargo Short-Term Investment Fund S	42,474,928 shares	42,475
	Wells Fargo Stable Return Fund G	1,070,542 shares	56,104

	MetLife Insurance Company Separate Account	770,090 shares	85,721

	Guaranteed Investment Contracts
	MetLife Insurance Company	Wrapper contracts	90

*	Fidelity Institutional Money Market Government Portfolio	16,488,766 shares	16,489

			761,206
	Perkins Mid Cap Value Separate Account —
	Common Stock
	Agilent Technologies, Inc	59,093 shares	2,419
	AGL Resources, Inc	53,527 shares	2,918
	Alexandria Real Estate Equities, Inc	32,228 shares	2,860
	Alliant Energy Corporation	112,276 shares	7,456
	The Allstate Corporation	91,170 shares	6,404
	Altera Corporation	37,341 shares	1,379
	Anadarko Petroleum Corporation	32,218 shares	2,658
	Analog Devices, Inc	54,754 shares	3,040
	Ansys, Inc	21,545 shares	1,767
	Arthur J Gallagher & Co	74,420 shares	3,504
	Ascena Retail Group, Inc	95,261 shares	1,196
	AvalonBay Communities, Inc	17,404 shares	2,844
	The Babcock & Wilcox Company	158,601 shares	4,806
	CA, Inc	67,677 shares	2,061
	Canadian Pacific Railway, Ltd	23,077 shares	4,447
	The Carlyle Group LP	52,344 shares	1,439
	Casey’s General Stores, Inc	75,028 shares	6,776
	Check Point Software Technologies, Ltd	25,398 shares	1,996
	Cimarex Energy Co	6,916 shares	733
	CIT Group, Inc	102,212 shares	4,889
	Crown Holdings, Inc	111,804 shares	5,690
	CSX Corporation	41,849 shares	1,516
	Discover Financial Services	47,638 shares	3,120
	Dr Pepper Snapple Group, Inc	58,667 shares	4,205
	Dril-Quip, Inc	12,186 shares	935
	Ensco plc	36,720 shares	1,100

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Equity LifeStyle Properties, Inc	63,250 shares	3,261
	Fifth Third Bancorp	127,727 shares	2,602
	First Republic Bank	36,198 shares	1,887
	FMC Corporation	35,779 shares	2,040
	Goldcorp, Inc	88,097 shares	1,632
	Heartland Payment Systems, Inc	49,270 shares	2,658
	The Hershey Company	40,981 shares	4,259
	HollyFrontier Corporation	28,165 shares	1,056
	Home Properties, Inc	44,226 shares	2,901
	Host Hotels & Resorts, Inc	43,900 shares	1,044
	Informatica Corporation	101,691 shares	3,878
	IPG Photonics Corporation	18,600 shares	1,394
	Jacobs Engineering Group, Inc	31,288 shares	1,398
	The J.M. Smucker Company	40,575 shares	4,097
	Kansas City Southern	26,451 shares	3,228
	Keysight Technologies, Inc	51,176 shares	1,728
	Kirby Corporation	44,269 shares	3,574
	Laboratory Corporation of America Holdings	50,077 shares	5,402
	M&T Bank Corporation	27,427 shares	3,445
	Macy’s, Inc	23,517 shares	1,546
	Marsh & McLennan Companies, Inc	107,819 shares	6,171
	McCormick & Company, Inc	59,964 shares	4,455
	McKesson Corporation	13,504 shares	2,803
	Microchip Technology, Inc	49,352 shares	2,226
	Molson Coors Brewing Company	40,040 shares	2,984
	Motorola Solutions, Inc	29,710 shares	1,993
	NetApp, Inc	39,488 shares	1,637
	Noble Energy, Inc	41,975 shares	1,991
	Northern Trust Corporation	33,555 shares	2,262
	Oceaneering International, Inc	24,338 shares	1,431
	Omnicom Group, Inc	55,603 shares	4,308
	Patterson Companies, Inc	61,952 shares	2,980
	Plains GP Holdings, L.P.	69,577 shares	1,787
	Plum Creek Timber Co, Inc	68,108 shares	2,914
	Potlatch Corporation	64,823 shares	2,714
	PPL Corporation	217,062 shares	7,885
	Public Storage	22,966 shares	4,245
	PVH Corporation	19,263 shares	2,469
	Ralph Lauren Corporation	22,958 shares	4,251
	Raymond James Financial, Inc	64,917 shares	3,719
	Redwood Trust, Inc	86,309 shares	1,700
	RenaissanceRe Holdings, Ltd	27,564 shares	2,680
	Republic Services, Inc	189,552 shares	7,628
	Rockwell Collins, Inc	33,881 shares	2,862
	Rogers Communications, Inc (RCI)	75,401 shares	2,930
	Rogers Communications, Inc (RCI.B)	52,540 shares	2,049
	SM Energy Company	21,978 shares	848
	State Street Corporation	20,280 shares	1,592
	Steven Madden, Ltd	69,775 shares	2,221
	Stryker Corporation	45,700 shares	4,311

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Synopsys, Inc	53,136 shares	2,310
	Sysco Corporation	117,509 shares	4,664
	T. Rowe Price Group, Inc	43,566 shares	3,741
	Taubman Centers, Inc	23,799 shares	1,819
	Tech Data Corporation	30,740 shares	1,944
	Teradata Corporation	35,436 shares	1,548
	Teva Pharmaceutical Industries, Limited	47,066 shares	2,707
	Thermo Fisher Scientific, Inc	31,747 shares	3,978
	Tidewater, Inc	49,444 shares	1,602
	Torchmark Corporation	95,732 shares	5,186
	Total System Services, Inc	62,675 shares	2,128
	Two Harbors Investment Corporation	125,291 shares	1,255
	Tyco International plc	81,358 shares	3,568
	Ubiquiti Networks, Inc	45,854 shares	1,359
	Valmont Industries, Inc	18,096 shares	2,298
	Varian Medical Systems, Inc	17,808 shares	1,541
	Washington Federal, Inc	100,000 shares	2,215
	Waters Corporation	8,193 shares	924
	Weatherford International plc	85,693 shares	981
	Western Gas Partners LP	30,652 shares	2,239
	Weyerhaeuser Co	86,290 shares	3,097
	Zimmer Holdings, Inc	25,551 shares	2,898
	Zions Bancorporation	138,916 shares	3,960
	Zoetis, Inc	77,903 shares	3,352
	Brown Brothers Harriman Short-term Investment Fund	13,767,616 shares	13,768

			304,316
	William Blair Small Mid Cap Growth Separate Account —
	Common Stock
	2U, Inc	51,010 shares	1,003
	ABIOMED, Inc	35,893 shares	1,366
	ABM Industries, Inc	42,918 shares	1,230
	Affiliated Managers Group, Inc	11,727 shares	2,489
	Akamai Technologies, Inc	31,937 shares	2,011
	Akorn, Inc	40,938 shares	1,482
	Align Technology, Inc	30,869 shares	1,726
	Ansys, Inc	17,912 shares	1,469
	B/E Aerospace, Inc	18,063 shares	1,048
	BioMarin Pharmaceutical, Inc	26,554 shares	2,400
	Bio-Techne Corporation	17,780 shares	1,643
	Booz Allen Hamilton Holding Corporation	56,633 shares	1,502
	Brookdale Senior Living, Inc	44,523 shares	1,633
	Carrizo Oil & Gas, Inc	18,420 shares	766
	Catamaran Corporation	26,936 shares	1,394
	CBOE Holdings, Inc	35,989 shares	2,282
	Celanese Corporation	28,046 shares	1,682
	Choice Hotels International, Inc	25,469 shares	1,427
	Corporate Executive Board Co	20,183 shares	1,464
	CoStar Group, Inc	10,706 shares	1,966

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Cyberonics, Inc	18,887 shares	1,052
	Drew Industries, Inc	23,350 shares	1,192
	Encore Capital Group, Inc	26,880 shares	1,193
	Exact Sciences Corporation	58,524 shares	1,606
	ExamWorks Group, Inc	25,770 shares	1,072
	FactSet Research Systems, Inc	11,430 shares	1,609
	First Cash Financial Services, Inc	16,300 shares	907
	FirstService Corporation	26,275 shares	1,336
	Fortune Brands Home & Security, Inc	30,296 shares	1,372
	Forum Energy Technologies, Inc	29,170 shares	605
	Frank’s International N.V.	50,679 shares	843
	FXCM, Inc	99,631 shares	1,651
	Gartner, Inc	20,610 shares	1,736
	Graco, Inc	11,689 shares	937
	Guidewire Software, Inc	52,310 shares	2,648
	Gulfport Energy Corporation	15,040 shares	628
	Healthcare Services Group, Inc	40,511 shares	1,253
	HealthSouth Corporation	57,465 shares	2,210
	Helmerich & Payne, Inc	7,923 shares	534
	Hexcel Corporation	35,650 shares	1,479
	ICF International, Inc	49,708 shares	2,037
	IDEXX Laboratories, Inc	12,125 shares	1,798
	International Flavors & Fragrances, Inc	18,320 shares	1,857
	j2 Global, Inc	60,082 shares	3,724
	Jarden Corporation	39,483 shares	1,890
	Jones Lang LaSalle, Inc	20,240 shares	3,035
	KLX, Inc	9,032 shares	373
	Lazard, Ltd	22,910 shares	1,146
	Ligand Pharmaceuticals, Inc	24,105 shares	1,283
	LPL Financial Holdings, Inc	26,374 shares	1,175
	ManpowerGroup, Inc	14,000 shares	954
	Medivation, Inc	13,788 shares	1,373
	MEDNAX, Inc	33,820 shares	2,236
	Mettler-Toledo International, Inc	7,269 shares	2,199
	Middleby Corporation	14,760 shares	1,463
	NeuStar, Inc	30,915 shares	859
	Nu Skin Enterprises, Inc	34,040 shares	1,488
	Oceaneering International, Inc	11,804 shares	694
	Old Dominion Freight Line, Inc	19,761 shares	1,534
	Pandora Media, Inc	60,017 shares	1,070
	Polaris Industries, Inc	12,583 shares	1,903
	PRA Group, Inc	36,400 shares	2,109
	Quintiles Transnational Holdings, Inc	31,390 shares	1,848
	Robert Half International, Inc	49,077 shares	2,865
	Sally Beauty Holdings, Inc	46,289 shares	1,423
	SBA Communications Corporation	21,361 shares	2,366
	Signature Bank	13,380 shares	1,685
	Sirona Dental Systems, Inc	26,820 shares	2,343
	Six Flags Entertainment Corporation	64,709 shares	2,792
	Stericycle, Inc	24,034 shares	3,149
	Team Health Holdings, Inc	24,489 shares	1,409

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	The Toro Company	18,030 shares	1,150
	Towers Watson & Co	14,740 shares	1,668
	Tractor Supply Company	17,370 shares	1,369
	TransDigm Group, Inc	6,285 shares	1,234
	TriMas Corporation	39,668 shares	1,241
	Vantiv, Inc	59,130 shares	2,006
	Williams-Sonoma, Inc	31,870 shares	2,412
	WNS Holdings, Ltd	58,325 shares	1,205

			126,211
	Common/Collective Trust Funds:
*	Fidelity Contrafund Commingled Pool	122,182,905 shares	1,335,459
*	Fidelity Growth Company Commingled Pool	70,373,860 shares	843,783
*	Fidelity Low-Priced Stock Commingled Pool	58,174,062 shares	628,280
	Vanguard Target Retirement 2010 Trust Plus	1,002,187 shares	38,935
	Vanguard Target Retirement 2015 Trust Plus	2,227,827 shares	91,185
	Vanguard Target Retirement 2020 Trust Plus	7,010,653 shares	298,023
	Vanguard Target Retirement 2025 Trust Plus	5,915,328 shares	258,204
	Vanguard Target Retirement 2030 Trust Plus	7,077,237 shares	317,414
	Vanguard Target Retirement 2035 Trust Plus	5,000,544 shares	230,125
	Vanguard Target Retirement 2040 Trust Plus	4,498,474 shares	210,169
	Vanguard Target Retirement 2045 Trust Plus	1,932,067 shares	90,286
	Vanguard Target Retirement 2050 Trust Plus	1,162,977 shares	54,404
	Vanguard Target Retirement 2055 Trust Plus	446,222 shares	20,861
	Vanguard Target Retirement 2060 Trust Plus	347,782 shares	9,779
	Vanguard Target Retirement Income Trust Plus	1,618,445 shares	59,850

	Total investments, substantially all at fair value**		$12,000,893

*	Notes Receivable from Participants	4.25% - 11.5%, maturing through 2024	$89,077

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2014 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 14, 2015	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm